Julie Walsh Senior Legal Counsel julie.walsh@scotiabank.com 416-866-6894	The Bank of Nova Scotia Legal Department, Executive Offices Scotia Plaza, 44 King Street West Toronto, Ontario Canada M5H 1H1 Fax: (416) 866-7767

June 4, 2007
Mr. James Lopez
Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C.
20549-5546
Dear Mr. Lopez:
Re:	Bank of Nova Scotia Form 40-F for the period ended October 31, 2005
This letter is delivered in response to your request arising from our telephone call on June 1, 2007. The Bank of Nova Scotia (the “Bank”) is currently engaged in a further diligence process to provide the Securities and Exchange Commission with the supplemental information it has requested in its letter received by the Bank on May 25, 2007 regarding the Bank’s Form 40-F for the period ended October 31, 2005, the Bank’s Form 40-F for the period ended October 31, 2006 and the Bank’s prior response letter dated March 15, 2007 (your File No. 001-31316).
As discussed during our telephone call, the Bank expects to respond to your letter during the week of July 23, 2007. As noted during our telephone call, this anticipated timeframe results from the nature of your supplemental questions, and in particular your requests for further qualitative information and analysis, which will require considerable time to process and analyze the relevant information. As discussed, the Bank intends to focus its qualitative analysis on the financial year ending October 31, 2006 and the first two quarters of the 2007 financial year in an effort to provide you with the most relevant and current information.
If we expect there to be any changes in this timeline for delivering the Bank’s response, we will contact you promptly to discuss this matter.
Sincerely,
/s/  Julie Walsh
Julie Walsh
JW:atl
Copy To:	Joan Smart, The Bank of Nova Scotia